December 14, 2018

Robert D. Lawler
President and Chief Executive Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

       Re: Chesapeake Energy Corporation
           Registration Statement on Form S-4
           Filed December 5, 2018
           File No. 333-228679

Dear Mr. Lawler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources